As filed with the Securities and Exchange Commission on November 29, 1996
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
      (PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                            (Name of Subject Company)

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                              --------------------

                 9% Convertible Debentures Due November 1, 1999
                 9.1% Convertible Debentures Due January 1, 2002
                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   624 547 105
                                   -----------
                     (CUSIP Number of Class of Common Stock)

                              --------------------

                                Betty M. Henderson
                          Vice President and Secretary
                   Mountasia Entertainment International, Inc.
                        5895 Windward Parkway, Suite 220
                         Alpharetta, Georgia 30202-4182
                                 (770) 442-6640

   (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:

                             Edward J. Hardin, Esq.
                                 Rogers & Hardin
                           229 Peachtree Street, N.E.
                             Atlanta, Georgia 30303
                                 (404) 522-4700

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

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to a tender offer by MEI Holdings, L.P., a Delaware limited partnership (the "Purchaser"), to purchase (i) any and all of the outstanding shares of common stock, no par value (the "Shares"), of Mountasia Entertainment International, Inc., a Georgia corporation (the "Company"), not now beneficially owned by the Purchaser at $3.50 per Share, net to the seller in cash, (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 (the "9% Debentures") of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and
(iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 (the "9.1% Debentures" and together with the 9% Debentures, collectively, the "Debentures") of the Company at par plus accrued and unpaid interest to date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase, dated November 14, 1996 (the "Offer To Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Mountasia Entertainment International, Inc., and the address of its principal executive offices is 5895 Windward Parkway, Suite 220, Alpharetta, Georgia 30202.

     (b) The classes of the securities to which this Statement relates are the Shares and the Debentures. The 9% Debentures were issued under an Indenture, dated as of November 15, 1994, between the Company and Continental Stock Transfer & Trust Company, as Trustee. The 9% Debentures are unsecured obligations which are subordinate to all senior indebtedness (as defined in the 9% Indenture) of the Company (estimated at $9.8 million as of September 30,
1996). The 9% Debentures mature on November 1, 1999 and bear interest at a rate of 9% per annum, payable semiannually on May 1 and November 1 of each year. The 9% Debentures are payable in Shares at the lesser of $4.50 and 95% of the average of the last reported sales prices for Shares for the three trading days prior to the Company's receipt of notice of conversion (the "9% Conversion Price") or, if the Purchaser consents thereto under the Investment Agreement (as described below), in cash. The Company may redeem the 9% Debentures, on not less than 30 days prior notice, in whole or in part, at a redemption price of 108% from November 14, 1996 to November 14, 1997, 105% from November 14, 1997 to November 14, 1998 and 103% thereafter. The 9% Debentures are convertible, in whole or in part, into Shares at the option of the holder thereof at any time after February 1, 1997 (except for the $925,000 aggregate principal amount of such debentures which are now convertible) at the 9% Conversion Price (subject to customary antidilution adjustments).

     The 9.1% Debentures are unsecured obligations which are subordinate to all senior indebtedness (as defined in the 9.1% Debentures) of the Company (estimated at $9.8 million as of September 30, 1996). The 9.1% Debentures mature on January 1, 2002 and bear interest at a rate of 9.1% per annum, payable quarterly in arrears on January 8, April 8, July 8 and October 8 of each year. The 9.1% Debentures are payable in Shares at the lesser of $5.00 per Share and the average of the last reported sales prices for Shares for the 30 days prior to the date of conversion (the "9.1% Conversion Price") or, if the Purchaser consents thereto under the Investment Agreement, in cash. The 9.1% Debentures are not subject to redemption or prepayment without the consent of the holders thereof. The 9.1% Notes are convertible, in whole or in part, into Shares at the option of the holder thereof, at any time after April 4, 1997 at the 9.1% Conversion Price (subject to customary antidilution adjustments).

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by the Purchaser to purchase (i) the Shares not now beneficially owned by the Purchaser at $3.50 per Share, net to the seller in cash, (ii) any and all of the outstanding 9% Debentures at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Debentures at par plus accrued and unpaid interest to date of acceptance for payment, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer To Purchase and the related Letter of Transmittal all as disclosed on the Purchaser's Tender Offer Statement on Schedule 14D-1 (the "Purchaser Schedule 14D-1"). The Purchaser Schedule 14D-1 states that the principal executive offices of the Purchaser are located at 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Reference is hereby made to the information contained under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in the Company's proxy statement dated April 8, 1996 relating to the Company's Annual Meeting of Shareholders held on May 9, 1996. The relevant pages of such proxy statement are attached hereto as Exhibit (c)(7) and are incorporated herein by this reference. The information contained in such proxy statement is qualified in its entirety by reference to the other information contained in this Item 3. Except as described herein or incorporated herein by reference, there are no contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or the Purchaser or any of its affiliates.

                              ACTION BY THE COMPANY

     On November 5, 1996, at a special meeting of the Company's Board of Directors (the "Company Board"), the non-interested directors, consisting of Steven A. Cunningham, Bert W. Wasserman, Ervin E. Lewis, Sr., William M. Kearns, Jr. and Robert E. Provost, Sr., authorized the Purchaser's proposal with respect to the Redemption Agreement (described below) and the Offer, but the Company Board declined to make any recommendation with respect to the Offer until it had an opportunity to review the Purchaser's Offer to Purchase. In addition, at this meeting, the Company Board appointed a special committee (the "Special Committee") consisting of the five (5) non-interested directors, Messrs. Cunningham, Wasserman, Lewis, Kearns and Provost (the "Independent Directors"). None of the members of the Special Committee is affiliated with the Company or any of its affiliates, including the Purchaser, other than in his capacity as a director or shareholder of the Company.

     The Company Board authorized and directed the Special Committee to review the Purchaser's Offer and to make a recommendation to the Company Board as to how the Company should fulfill its obligations with respect to the tender offer, including, without limitation, its obligation to prepare and file with the Securities and Exchange Commission and mail to its shareholders a Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing the Company's position with respect to the Offer. In addition, the Special Committee was authorized to take all actions necessary or appropriate in connection with the obligations of the Company Board arising out of the tender offer and to retain such legal and financial advisors as it deems appropriate to assist it in carrying out its activities.

     At the November 5, 1996 meeting, the members of the Company Board also agreed not to tender any of their Shares pursuant to the Offer. Finally, at this meeting, the Company was advised that the Offer would be commenced on November 14, 1996 and the Company issued a press release indicating such on November 7, 1996.

                          ACTUAL OR POTENTIAL CONFLICTS

Interest of Certain Persons in the Offer

     Holders of the subject securities should be aware that the Purchaser and the executive officers and directors of the Company have interests that present them with actual or potential conflicts in connection with the Offer.

     The Purchaser (i) beneficially owns 11,727,970 Shares, or 41.8% of the total outstanding Shares, (ii) is entitled, upon the occurrence of certain future events outside the Purchaser's control, to purchase from the Company, or to receive from the Company without the payment of additional consideration, additional Shares or other securities (see "The Recapitalization Agreements --General;" "-- Warrant;" "-- The Company Call Option and Purchaser Option;" "-- Post-Closing Adjustment Provisions;" "-- Series F Stock;" "-- Series G Stock"),
(iii) has agreed to purchase certain additional securities which would be convertible into 2,032,565 additional Shares if Shareholder Approval (as defined below) of such conversion is obtained, and (iv) has certain other rights in respect of its investments in the Company and the purchase of securities from the Company. See "Background of the Offer -- The Recapitalization;" "-- The Redemption Agreement;" "Background of the Offer -- The Recapitalization" and "-- Certain Events Following the Recapitalization" and "The Recapitalization Agreements." To the Company's knowledge, none of the directors or executive officers of the Purchaser or its affiliates beneficially owns any Shares except insofar as any of the foregoing persons may be deemed to own beneficially Shares owned by the Purchaser or its affiliates. The Company understands that neither the Purchaser nor any of its affiliates will tender any Shares pursuant to the Offer. In addition, the Company has been informed that none of the current members of the Company Board intends to tender any Shares beneficially owned by such director pursuant to the Offer and that no such person beneficially owns any Debentures.

     The Purchaser has agreed to vote all Shares acquired pursuant to the Offer (so long as they are held by the Purchaser or its affiliates and to the extent that the Shares beneficially owned by the Purchaser and its affiliates exceed 49.9% of all outstanding Shares at the time in question (the "49.9% Level")) in the same proportion as Shares are voted by other Shareholders unless and until such time as (i) Shareholders have approved ("Shareholder Approval") the issuance of Shares to the Purchaser, directly or upon conversion of non-voting preferred stock of the Company issued pursuant to the Recapitalization Agreements, in excess of the 49.9% Level (see "-- The Redemption Agreement" and "The Recapitalization Agreements -- Series F Stock") or (ii) if earlier, the time at which the Standstill Agreement entered into in connection with the Recapitalization is no longer in effect. See "The Redemption Agreement" and "The Recapitalization Agreements -- Standstill Agreement."

     The Company announced a realignment of its senior management on November 7, 1996. In connection therewith, Robert A. Whitman, the Chairman of the Board of the Company and Co-Chief Executive Officer of The Hampstead Group, L.L.C., an affiliate of the Purchaser ("Hampstead"), is currently serving as interim Chief Executive Officer (without compensation) of the Company until a new Chief Executive Officer is appointed and Richard M. FitzPatrick, the Chief Financial Officer of Hampstead, is currently serving as the interim Chief Financial Officer of the Company.

Redemption Agreement

     Under the Recapitalization Agreements, the Purchaser has the right to acquire any Debentures presented for conversion at the redemption price therefor and thereafter to convert such Debentures at the conversion prices applicable thereto. The Company and the Purchaser have entered into a Redemption Agreement ("Redemption Agreement") pursuant to which the Purchaser agreed to fund the redemption of the Company's 10% Convertible Subordinated Debentures Due January 1, 1998 (the "10% Debentures") in order for the Company to comply with AMEX requirements. The Purchaser also agreed to commence the Offer and to convert any Debentures purchased pursuant to the Offer at a conversion rate of $3.50. Unless and until Shareholder Approval for conversion of Series F Preferred Stock ("Series F Stock") of the Company into Shares has been obtained, Debentures so purchased will be convertible by the Purchaser into Series F Stock at a conversion rate of $35.00 per share of Series F Stock (each share of Series F Stock being substantially the equivalent of ten Shares except that Series F Stock is nonvoting (see "The Recapitalization Agreements--Series F Stock")). Accordingly, the Debentures purchased pursuant to the Offer will be converted into 28.571 shares of Series F Stock for every $1,000 of Debenture principal and accrued interest purchased in the Offer for a total of 476,306 shares of Series F Stock if all of the Debentures were so purchased (which total number of shares of Series F Stock will be convertible into 4,763,064 Shares if such Shareholder Approval is obtained).

     Under the Warrant entered into in connection with Recapitalization, the conversion of such Debentures will entitle the Purchaser to the issuance of an additional 23.808 shares of Series F Stock for every $1,000 of Debenture principal and accrued interest purchased in the Offer for a total of 396,906 shares of Series F Stock if all of the outstanding Debentures were so purchased (which shares of Series F Stock would be convertible into 3,969,061 Shares if Shareholder Approval is obtained as described above).

     The terms of the Series F Stock make each share of Series F Stock substantially equivalent to ten Shares (except that the Series F Stock (i) does not have voting rights other than in certain limited circumstances and (ii) is convertible in certain circumstances into ten Shares). On any liquidation, voluntary or otherwise, dissolution or winding up of the Company, the holders of Series F Stock will receive an amount equal to accrued and unpaid dividends and distributions thereon to the date of such payment and an aggregate amount per share equal to ten times the aggregate amount to be distributed per share to holders of Shares.

     The Redemption Agreement also provides that, in consideration of the Purchaser's providing the Company the capital to fund the redemption by the Company of its 10% Debentures, the Company will issue to the Purchaser 203,257 shares of Series G Preferred Stock of the Company ("Series G Stock") which will be convertible into 2,032,565 Shares if Shareholder Approval therefor is obtained. The Company anticipates that it is likely that such Shareholder Approval will be obtained inasmuch as the Purchaser owns outright 11,727,970 Shares, which it intends to vote in favor of such Shareholder Approval, and other Shareholders have agreed to vote 1,715,812 shares in favor of such Shareholder Approval. Those Shares, taken together, constitute 47.9% of the Company's presently outstanding Shares. The consummation of the redemption of the 10% Debentures by the Company and the issuance of the Series G Stock to Purchaser is expected to occur prior to the expiration date of the Offer (the "Expiration Date"). The Purchaser has agreed not to sell the 203,257 shares of Series G Stock or Shares received upon conversion of such Series G Stock prior to May 31, 1997 other than in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended ("Securities Act").

     The Series G Stock will (i) be non-voting, (ii) have a liquidation preference equal to the amount received by the Company for its issuance, (iii) have a dividend rate of 7% per annum with unpaid dividends to accrue but be payable only at such time as dividends are declared and paid on the Company's Shares, and (iv) not be convertible into Shares unless and until Shareholder Approval is obtained as described in the immediately preceding paragraph. Dividends accrued but not declared would be lost upon conversion of the Series G Stock into Shares. Accordingly, the Purchaser does not presently expect that any dividends will actually be paid on the Series G Stock. If Purchaser's all-in effective net price per Share (after giving effect to Purchaser's anti-dilution protections, including valuation adjustments, for the Shares purchased by Purchaser in its initial $40 million investment described in "The Recapitalization Agreements -- Warrant" and "-- Post-Closing Adjustment Provisions" ("Purchaser's Base Price Per Share")) at the time of the conversion of the Series G Stock is not determinable or is later determined to be different than it was at the time of such conversion and, in either case, is higher than $2.26, then the Purchaser will return to the Company such number of Shares as is necessary so that the number of Shares into which the Series G Stock is converted is equal to the number of Shares into which the 10% Debentures would have been convertible if their conversion price had been equal to the Purchaser's Base Price Per Share. See "Background of the Offer -- Redemption of 10% Debentures."

     If Shareholder Approval therefor is obtained, the holders of Series G Stock will have the right to convert each share of Series G Stock into ten shares. Regardless of whether Shareholder Approval has been obtained, holders of Series F Stock and Series G Stock will have the right at any time to convert each share of Series F Stock or Series G Stock into ten Shares under any of the following circumstances: (i) as long as the shares of Series F Stock or Series G Stock to be converted are beneficially owned by a person, entity or "group" within the meaning of Section 13(d) of the Exchange (collectively, a "Person"), other than and which does not include the Purchaser or any "affiliate" (within the meaning of Rule 12b-12 under the Exchange Act) of the Purchaser (collectively, the "Purchaser Group"), unless, as of the time of transfer of Series F Stock or Series G Stock by any member of the Purchaser Group to any Person who or which is not a member of the Purchaser Group, both (a) the restrictions set forth in the Standstill Agreement described in "The Recapitalization Agreement -- Standstill Agreement" continue to apply to limit ownership by the Purchaser to less than a majority of the total voting power (based upon the aggregate number of votes which may be cast in the election of directors) and (b) such Person, after giving effect to such transfer, would be the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of a majority of the shares of capital stock of the Company entitled to vote generally in the election of members of the Company Board (any such shareholder, a "Controlling Shareholder"), (ii) by any member of the Purchaser Group, so long as after giving effect to such conversion, the Purchaser Group, taken as a whole would not be a Controlling Shareholder, or (iii) with the approval of a majority of the members of the Company Board who are not designated for election to the Company Board by, or employed by any member of the Purchaser Group or employed by the Company or any subsidiary of the Company.

     The Redemption Agreement contains the Purchaser's agreement to vote all Shares acquired pursuant to the Offer (so long as they are held by the Purchaser and its affiliates and to the extent that the Shares beneficially owned by the Purchaser and its affiliates exceed the 49.9% Level) in the same proportion as Shares are voted by other Shareholders until such time as Shareholder Approval of the issuance of Shares to the Purchaser, directly or upon conversion of non-voting preferred stock of the Company issued pursuant to the Recapitalization Agreements, in excess of the 49.9% Level has been obtained or, if earlier, the Standstill Agreement is no longer in effect. See "The Recapitalization Agreements -- Standstill Agreement."

     The Redemption Agreement also provides that the Company will pay or reimburse the Purchaser for all reasonable documented fees, costs and expenses incurred by the Purchaser in connection with the Offer, which fees, costs and expenses are currently estimated to be approximately $212,000 and are described in greater detail in the Purchaser's Offer to Purchase.

                             BACKGROUND OF THE OFFER

The Company's Financial Position Prior to the Recapitalization

     In 1995, the Company defaulted under certain covenants under the 9% Debentures. In an effort to cure those defaults and to raise funds necessary to pay indebtedness created in connection with the Company's 1994 acquisition of Malibu Grand Prix Corporation ("Malibu") and to fund its operations, the Company issued substantial additional convertible debt and convertible preferred stock in 1995. All such securities were convertible into Shares at various prices and at various times commencing in 1996. However, the Company did not have the capital resources from internally generated funds to redeem these securities and did not have the right to compel the conversion of these securities into Shares. As a result of these and other factors, including continuing declines in the Company's results of operations, the Company's financial position continued to deteriorate and the market prices for Shares began to erode significantly. Accordingly, beginning in January 1996, the Company Board began considering possible alternatives to recapitalize the Company.

     Among the alternatives considered by the Company Board were the possible spin-off of the Company's management operations and various types of equity and debt financings. In March 1996, the Company commenced an exchange offer pursuant to which the Company offered to exchange one share of a newly issued Series E Preferred Stock for each Share (the "Exchange Offer"). As part of the Exchange Offer, the Company also sought to obtain required consents to the amendment of the 9% Debentures and the outstanding 10% Debentures to convert those debentures into Shares and permit those debentures to be tendered for Series E Preferred Stock pursuant to the Exchange Offer.

     Prior to the expiration of the Exchange Offer, representatives of the Purchaser contacted representatives of the Company regarding a possible investment by the Purchaser in the Company.

Following extensive negotiations among representatives of the parties, on June 6, 1996, the Company terminated the Exchange Offer and the Company and the Purchaser entered into an Investment Agreement (the "Investment Agreement") and related documents, including the Warrant and the Standstill Agreement (together with the Investment Agreement, collectively, the "Recapitalization Agreements"). The transaction contemplated by the Recapitalization Agreements (the "Recapitalization") was consummated on August 28, 1996 (the "Closing Date").

The Recapitalization

     In connection with the Recapitalization, (i) the Purchaser acquired 11,727,970 Shares for $40.0 million and (ii) the Company arranged a $20.0 million revolving credit facility from an institutional lender (the "Credit Facility"). In addition, the Company and the Purchaser entered into the Warrant and the Standstill Agreement (described in "The Recapitalization Agreements --Warrant" and "-- Standstill Agreement") and six persons designated by the Purchaser were elected to the Company Board (which now has 14 members), one of whom was elected Chairman of the Board, in accordance with the Investment Agreement. As a part of the Recapitalization, the Company obtained the Company Call Option pursuant to which the Company has the right to compel the Purchaser to invest up to an additional $22.7 million (less any amount invested under the Purchaser Option) in the Company, the Purchaser obtained the Purchaser Option pursuant to which the Purchaser has the right to invest up to an additional $22.7 million (less any amount invested under the Company Call Option) in the Company, the Purchaser agreed to provide up to an additional $30.0 million to backstop future rights offerings and the terms of the Debentures and the 10% Debentures were amended to permit them to be payable in Shares rather than in cash. See "The Recapitalization Agreements."

Certain Events Following the Recapitalization

     Redemption of 10% Debentures. As publicly announced by the Company on November 7, 1996, the Purchaser has provided the capital required for the Company to redeem the $4.6 million aggregate principal amount of the Company's 10% Debentures (plus accrued and unpaid interest thereon, estimated at $4.8 million). The Company requested this capital from the Purchaser in order for the Company to comply with the requirements of the American Stock Exchange (the "AMEX"). Had they not been previously redeemed, the 10% Debentures would have become convertible into Shares on November 7, 1996 at a conversion price that would have been $2.25 per share on such date (the "11/7/96 10% Debenture Conversion Price"), such conversion price being subject to change based on future market prices had the 10% Debentures not been redeemed. In consideration of the funding of such capital required for such redemption, the Purchaser has received 203,257 shares of Series G Stock. If the Purchaser's Base Price Per Share at the time of the conversion of the Series G Stock into Shares is not determinable or is later determined to be different than it was at the time of such conversion and, in either case, is higher than $2.26, or 1(cent) higher than the 11/7/96 10% Debenture Conversion Price, then the Purchaser will return to the Company such number of Shares as is necessary so that the number of Shares into which the Series G Stock is converted is equal to the number of Shares into which the 10% Debentures would have been convertible if their conversion price had been equal to the Purchaser's Base Price Per Share. The Purchaser has agreed not to sell any Series G Stock or Shares so received in the market before May 31, 1997 other than in a private transaction exempt from the registration requirements of the Securities Act.

     Assuming (i) the redemption of the 10% Debentures as described above, (ii) the conversion of all of the $17.1 million aggregate principal amount of the 9% Debentures and 9.1% Debentures (whether or not sold pursuant to the Offer), and
(iii) the anticipated issuance of approximately 650,000 Shares in settlement of certain claims by third parties against the Company arising out of events occurring prior to the Purchaser's investment in the Company (the "Settlement Shares"), the Company estimates that the total number of outstanding Shares would increase by 7.7 million shares. Under the Investment Agreement and the Warrant, the issuance by the Company of 7.7 million Shares in these circumstances would result in the Company issuing approximately 640,000 Shares of Series F Stock (which are convertible into 6.4 million Shares upon Shareholder Approval) to the Purchaser without the payment of additional consideration so that the Purchaser's initial $40.0 million investment in the Company pursuant to the Investment Agreement was not diluted. Such additional shares of Series F Stock would have been so issued to the Purchaser under the Warrant whether or not provision for the funding by the Purchaser of the redemption of the 10% Debentures had been made as described above. After these issuances of Shares and assuming the conversion of all Series F and Series G Stock into Shares and the conversion of the 9% Debentures and 9.1% Debentures at a conversion price of $3.50 per share, the Purchaser estimates that the Company would have outstanding a total of approximately 42 million Shares. However, the foregoing computation is based upon various estimates and assumptions, including, in addition to the factors indicated above, that (i) all the 9% Debentures and 9.1% Debentures are converted and that the conversion price for the 9% Debentures and 9.1% Debentures is $3.50 per share (rather than a lower price, which could apply if stock market prices for Common Stock are lower at the time of actual conversion by holders thereof), (ii) the Purchaser's Base Price Per Share is at or below $2.26, (iii) the issuance of the 650,000 Settlement Shares as described above, (iv) that Shareholder Approval as described above is obtained, and (v) there are no post-closing adjustments under the Post-Closing Adjustment Provisions of the Investment Agreement except for those required as a result of the issuance of the Settlement Shares. Accordingly, the actual number of Shares that the Company will have outstanding in the circumstances described above cannot be determined at this time.

     When convertible, each share of Series G Stock is convertible into ten Shares (subject to customary antidilution protections). The terms of the Series G Stock were structured so that one share of Series G Stock is substantially equivalent (except as to voting) to ten Shares. See "Actual or Potential Conflicts -- The Redemption Agreement."

     Certain Management Changes. On November 7, 1996, the Company also announced certain changes in its senior management, including among others, the election of Robert A. Whitman, the Chairman of the Board of the Company and Co-Chief Executive Officer of Hampstead, as interim Chief Executive Officer (without compensation) of the Company until a new Chief Executive Officer is appointed (a search therefor being underway) and the election of Richard M. FitzPatrick, currently Chief Financial Officer of Hampstead, as the interim Chief Financial Officer of the Company. L. Scott Demerau, the Company's founder, president and chief executive officer, will become the full-time president of a division of the Company, the focus of which will be on acquiring existing parks, companies, sites for new parks and on identifying and pursuing new entertainment concepts for the Company. Mr. Demerau will remain a member of the Company Board and its executive committee. Julia Demerau, Executive Vice President of the Company, in order to devote additional time to family commitments, will transition to working on a part-time basis and will focus on the Company's efforts to develop substantial sponsorship relationships. In addition, effective as of November 14, 1996, Gregory N. Waters resigned from the Company Board.

     Development of Business Plan. In a November 7, 1996 announcement, the Company stated that, since the completion of the Recapitalization, the Company has been involved in a comprehensive review of its operations. As a result of this review, the Company has identified a number of opportunities for improving operational results and achieving internal growth through the redevelopment, repositioning and expansion of existing parks. The Company intends to begin the implementation of these actions this Winter and expects these actions to be completed in phases over the next several years. The Company has also adopted a strategy of seeking external growth through acquisitions and through the development of additional parks. In furtherance of the latter objective, over the past few months the Company purchased the limited partnership interests which it did not already own in three existing Mountasia parks, began negotiations for the potential purchase of the interests that the Company does not presently own in another Mountasia park, reacquired certain domestic and international development rights which the Company had previously sold, entered into a contract to purchase a large existing family entertainment center in San Antonio, Texas and began to pursue other growth opportunities. The Company believes that its opportunities for external growth are substantial. Because the Company's cash generated by operations is not sufficient to finance substantial internal or external growth, the pursuit of the above-described internal and external initiatives will require that the Company obtain additional capital resources. Assuming the continued availability of borrowings under the Credit Facility, and the availability of the Company Option and the Purchaser's commitment to provide up to $30.0 million to backstop future rights offerings made to all Shareholders (see "The Recapitalization Agreements -- Company Call Option and Purchaser Option" and "-- Certain Rights Offerings"), the Company believes that it will have access to sufficient capital resources to fund its growth strategy, although the Company expects to consider additional capital markets and other financing transactions from time to time.

The Company's Reasons for the Recapitalization

     The Company entered into the Recapitalization Agreements in order to refinance existing indebtedness and to obtain the capital necessary to cure defaults under then-outstanding indebtedness, to obtain funds to satisfy other existing obligations and to fund its existing operations and pursue possible growth opportunities. In connection with its consideration of the Recapitalization, the Company Board determined that it would be extremely difficult, if not impossible, for the Company to raise equity capital in the public markets for these purposes.

                         THE RECAPITALIZATION AGREEMENTS

General

     Pursuant to the Investment Agreement, among other things, (i) the Purchaser initially invested $40.0 million in the Company and (ii) the Company (a) sold to the Purchaser 11,727,970 Shares, or 45.45% of the then-outstanding Shares after giving effect to such issuance (and prior to the sale of Shares to employees), and (b) issued to the Purchaser a Warrant (the "Warrant" and, together with the Investment Agreement and the other agreements entered into in connection therewith, the "Recapitalization Agreement") to acquire additional Shares or shares of Series F Stock automatically upon the happening of certain events. (See "-- Series F Stock" for a description of the terms of the Series F Stock.) In addition, the Purchaser is entitled to additional Shares (or Series F Stock) under certain provisions of the Investment Agreement (the "Post-Closing Adjustment Provisions") if certain events occur which vary adversely from the Purchaser's assumptions relating thereto. See "-- Post-Closing Adjustment Provisions" for a description of these provisions. The purpose of the Warrant and the Post-Closing Adjustment Provisions is to protect the Purchaser against
(i) any dilution of its percentage interest in the Company acquired by Purchaser pursuant to its initial $40.0 million investment, the Company Call Option and the Purchaser Option (each as defined below) that is due to the exercise or conversion of outstanding warrants, options and other securities at prices below $3.75 or the conversion or deemed conversion of the Debentures or the 10% Debentures and (ii) the economically dilutive effects of any decrease in the value of the Company assumed by the Purchaser at the time of the Recapitalization by reason of adverse variations from certain assumptions made by the Purchaser in its valuation and pricing of its investment in the Company. In addition, as part of the Recapitalization, the parties agreed to the other matters described in this section of this Statement.

Warrant

     The Warrant provides for the issuance of additional Shares (or Series F Stock) to the Purchaser without payment by the Purchaser of additional consideration if the Company issues Shares (i) under options, warrants or convertible securities outstanding on August 28, 1996 ("Subject Securities") at prices below $3.75 per Share (subject to adjustment as described below) and (ii) upon conversion of the Debentures or the 10% Debentures regardless of the conversion price. Any Debentures or 10% Debenture that have not previously converted into Shares, will be deemed for purposes of the Warrant to have been converted into Shares on the earlier of (i) the date of payment or redemption thereof and (ii) August 7, 1997. If any Debentures or 10% Debentures have been deemed converted and remain outstanding on August 7, 1998, then the Purchaser will have the right to receive additional Shares under the Post-Closing Adjustment Provisions.

     The number of Shares issued to Purchaser upon the conversion of a Subject Security is equal to the number of Shares received by the holder of the Subject Security as a result of such conversion less the number of Shares which would have been received by the holder of the Subject Security as a result of such conversion had the person converted the Subject Security at $3.75 (subject to adjustment as described below) (the "Trigger Price"), multiplied by the sum of
(i) the number of Purchaser Shares then acquired by Purchaser pursuant to the Recapitalization Agreement and (ii) ten multiplied by the number of shares of Series F Stock acquired by Purchaser in lieu of any Shares issuable under the Recapitalization Agreement (collectively, the "Holder Shares"), divided by the sum of (a) the total number of Shares issued and outstanding on the date of such conversion and (b) ten multiplied by the total number of shares of Series F Stock outstanding on such date (collectively, the "Outstanding Shares"). The number of Shares issued to Purchaser in connection with the conversion of Debentures or 10% Debentures will be equal to the total number of Shares issued in connection with such conversion multiplied by a fraction, the numerator of which is the number of Holder Shares divided by the number of Outstanding Shares (with the quotient being the "Ratio") and the denominator of which is one minus the Ratio. The Trigger Price, the number of Holder Shares and the number and class of shares to be issued pursuant to the Warrant are subject to customary antidilution protections.

     The Company's issuance pursuant to the Redemption Agreement of 203,257 shares of Series G Stock to the Purchaser in connection with the redemption of the 10% Debentures entitled the Purchaser to the issuance of 169,374 shares of Series F Stock under the Warrant (which Series F Stock will be convertible into 1,693,740 Shares if Shareholder Approval therefor is obtained). See "-- Series F Stock" and "Actual or Potential Conflicts -- The Redemption Agreement." The conversion of the Debentures purchased by the Purchaser pursuant to the Offer will entitle the Purchaser (assuming all of the outstanding Debentures were purchased), under the Warrant, to the issuance of an additional 396,909 shares of Series F Stock (which Series F Stock will be convertible into 3,969,061 Shares if Shareholder Approval therefor is obtained). See "The Redemption Agreement."

Post-Closing Adjustment Provisions

     In connection with the Recapitalization Agreements, the Purchaser made certain assumptions as to various matters in valuing the equity of the Company at $88 million (including the $40.0 million initially invested by the Purchaser), including (i) that the Company had rights to develop Malibu and Mountasia family entertainment centers worldwide, subject to certain specified exceptions, (ii) that the Company would be successful in acquiring certain properties used in significant parks which are currently subject to ground leases which expire in the near future and acquiring certain facilities for prices not exceeding the specified purchase prices, (iii) that the Company's actual liability for litigation, legal compliance, environmental and certain other contingent liabilities as of the Closing Date did not, in the aggregate, exceed $1.5 million (the "Contingency Hurdle Amount"), (iv) all of the Company's convertible debt would be converted into Shares on or before August 7, 1997 and will no longer be outstanding on August 7, 1998, (v) that the Company would obtain consents and waivers of certain third party registration rights, and (vi) the accuracy of the Company's representations and warranties in the Investment Agreement. The Investment Agreement provides that, if any such assumption was, is or becomes incorrect in a manner adverse to the value of Company, the Purchaser is entitled under the Post-Closing Adjustment Provisions to the issuance of additional Shares in recognition of the adverse impact on the assumed equity value.

     The Purchaser currently estimates that the amount of the Company's contingent liabilities as of the Closing Date exceeded the Contingency Hurdle Amount by at least the value of the Settlement Shares. Such excess could be substantially higher. However, the ultimate amount of any adjustment thereunder cannot presently be ascertained. All determinations on the part of the Company with respect to the Post-Closing Adjustment Provisions are required to be made by the Independent Directors.

Company Call Option and Purchaser Option

     The Investment Agreement provides that, for a period of three years from the Closing Date, the Company has the right to compel the Purchaser to invest up to an additional $22.7 million (less any amount invested upon exercise of the Purchaser Option described below) to purchase Shares at a purchase price of $3.41 per share, subject to adjustment as described below (the "Company Call Option"), and that, for a period of five years from the Closing Date, the Purchaser has the right to require the Company to sell to it additional Shares at $3.41 per share, subject to adjustment as described below for an aggregate of not more than $22.7 million (less any amount invested upon exercise of the Company Call Option) (the "Purchaser Option"). The $3.41 per Share initial exercise price under the Company Call Option and the Purchaser Option is subject to adjustment so that is it equal to the Purchaser's net effective price per Share on its original $40.0 million investment after taking into account any Shares or Series F Stock issued to the Purchaser without additional consideration pursuant to the Warrant and the Post-Closing Adjustment Provisions described above. In the event that Shareholder Approval has not been obtained, the shares issuable upon exercise of either the Company Call Option or the Purchaser Option will be shares of Series F Stock. The proceeds from the exercise of either such options may only be used to fund equity required for new investments approved by the Company Board.

Series F Stock

     If the Company has not obtained Shareholder Approval for conversion of Series F Stock into Shares, the shares of capital stock of the Company issued as a result of the exercise of the Company Call Option and the Purchaser Option will be Series F Stock. If such Shareholder Approval has not been obtained and the issuance of Shares would result in the Purchaser owning a majority of the Shares, the shares of capital stock of the Company issued under the Warrant or the Post-Closing Adjustment Provisions will be Series F Stock. Any Series F Stock issued upon exercise of the Company Call Option or the Purchaser Option will be issued at a 15% discount from the price at which it would otherwise be issued or, if issued without consideration, 15% more shares of Series F Stock will be so issued than would otherwise be issuable and such Series F Stock will be convertible into Shares after Shareholder Approval of the issuance of Shares pursuant to the Recapitalization Agreement is obtained or under certain other circumstances. See "Actual or Potential Conflicts -- Redemption Agreement" for a description of the terms of the Series F Stock.

Representation on the Company Board

     Pursuant to the Investment Agreement, the Purchaser has the right to designate up to six of the 14 members of the Company Board, including the Chairman of the Board. In addition, the Standstill Agreement entered into by the Purchaser with the Company as part of the Recapitalization Agreement provides that at each meeting of the Shareholders of the Company persons designated by the Purchaser and the Company will vote all management proxies (other than those that specifically indicate to the contrary) in favor of such nominees. The number of persons designated by the Purchaser to serve on the Company Board must at all times be sufficient so that the number of Purchaser designees relative to the whole Company Board is proportional to the Purchaser's beneficial ownership of the outstanding voting securities in relation to the total outstanding voting securities, except (i) that for so long as the Purchaser owns more than 10% of the outstanding voting securities of the Company, the Purchaser is entitled to designate two directors, (ii) in no event is the Company required to take any action that would result in the number of the Purchaser's designees exceeding more than one less than a majority of the Company Board, and (iii) so long as the number of directors comprising the Company Board is between seven and 14, the number of Purchaser designees will not exceed 40% of the total number of directors. In addition, the Standstill Agreement provides that, for so long as the Purchaser holds more than 10% of the total outstanding voting securities, the Company Board will ensure that at least one director designated by the Purchaser is a member of each committee of the Company Board and such director may designate an alternate director to act in his stead.

     In accordance with the foregoing, the Company increased the size of the Company Board to 14 members and elected Daniel A. Decker, Richard M. FitzPatrick, James T. Hands, Donald J. McNamara, Kurt C. Read and Robert A. Whitman to fill the vacancies created thereby, with Mr. Whitman assuming the position of Chairman of the Board. The terms of office of each of these individuals expire at the next annual meeting of shareholders of the Company.

Certain Rights Offerings

     The Recapitalization Agreement provides that, if the Company determines to seek additional equity capital during the 18-month period following the Closing Date, then the Company will use its best efforts to raise such capital through the exercise of the Company Call Option or through one or more rights offerings to the holders of Shares. The Purchaser agreed to exercise all rights to purchase Shares issued to it in connection with any such rights offerings and if the rights offered by the Company are non-assignable, the Purchaser has agreed to acquire any and all Shares not purchased by distributees of such unexercised rights; provided, however, that the Purchaser will not be obligated to pay more than $30.0 million for the exercise of all such rights and such purchases.

Indemnification

     The Company has agreed in the Recapitalization Agreement and the Redemption Agreement to indemnify and hold harmless the Purchaser and each of its affiliates and associates (each as defined under Rule 405 of the Securities Act) and their respective partners, officers, directors, employees, attorneys, advisors and agents and any person controlling, controlled by or in common control with any of the foregoing ("Indemnified Parties"), from and against all losses, claims, liabilities, damages, costs (including without limitation attorneys' fees and expenses) and expenses or actions in respect thereof or arising out of any actual or threatened claim against such Indemnified Party by a person or entity related to or arising out of or in connection with the Investment Agreement, the Warrant, the Standstill Agreement, the Redemption Agreement, the Offer or any other agreement prepared and delivered in connection with the transactions contemplated hereby or thereby or any actions taken by any Indemnified Party in connection with the transactions contemplated thereby (collectively, "Transactional Losses"), except that the Company will not be liable to any Indemnified Party for any Transactional Losses to the extent such Transactional Losses resulted primarily from such Indemnified Parties' material breach of the Investment Agreement or the Redemption Agreement or a misstatement or omission contained in a report filed by such Indemnified Party pursuant to the Exchange Act unless such misstatement or omission relates to information furnished or confirmed by or on behalf of the Company. The Company has also agreed to indemnify and hold harmless each Indemnified Party from and against any loss, damage or expense (including without limitation reasonable attorneys' and accountants' fees and charges) suffered, directly or indirectly, as a result of any inaccuracy in or breach of any of the representations, warranties, covenants or agreements of the Company in the Investment Agreement, the Redemption Agreement or any other document contemplated by the Investment Agreement, or any inaccuracy or misrepresentation by the Company or any subsidiary of the Company in any document, certificate or affidavit delivered by the Company at the closing under the Investment Agreement. Notwithstanding the foregoing, no Indemnified Party is entitled to indemnification with respect to any claims for breaches of representations and warranties until the aggregate amount of all such losses, damages or expenses (other than Transactional Losses) suffered by the Indemnified Parties in the aggregate exceeds $100,000 ("Threshold"), whereupon the Indemnified Parties will be entitled to indemnification from the Company for the full amount of all such losses (other than Transaction Losses) up to an aggregate total amount of $40.0 million ("Cap"). The Threshold and the Cap do not apply with respect to any loss relating directly or indirectly to claims of any nature relating to claims (i) relating to, resulting from or arising out of any breach of any covenant or agreement under the Investment Agreement or the Redemption Agreement or in any other document contemplated thereby or (ii) against any Indemnified Party made by or on behalf of any director or officer for the Company or any of its subsidiaries. The Purchaser has indemnified the Company's Indemnified Parties on terms similar to the Company's indemnification of the Purchaser's Indemnified Parties for breaches of the Purchaser's representations, warranties and covenants contained in the Investment Agreement and such indemnification is subject to the Threshold and the Cap.

Registration Rights Agreement

     Pursuant to the Investment Agreement, the Purchaser has the right to require the Company to register for sale to the public under the Securities Act (each a "Demand Registration") all or a portion (but not less than 5%) of the Shares acquired by the Purchaser pursuant to the Investment Agreement or otherwise and any other shares of capital stock of the Company or securities that are exercisable to purchase, convertible into, or exchangeable for shares of capital stock of the Company owned by the Purchaser of any affiliate of the Purchaser, including any Shares or Debentures (or capital stock into which the Debentures are convertible) acquired by Purchaser pursuant to the Offer. The Purchaser is entitled to five Demand Registrations and has the right to participate in other registrations by the Company of its equity securities (a "Piggyback Registration"). The Company has agreed to pay the registration expenses of the Purchaser in connection with any Demand or Piggyback Registration.

Standstill Agreement

     Pursuant to the Standstill Agreement, the Purchaser agreed not to acquire beneficial ownership of any Company securities entitled to vote in the election of directors of the Company ("Voting Securities"), except as contemplated by the Recapitalization Agreement, if after such acquisition the Purchaser would beneficially own 50% or more of the aggregate number of votes which may be cast by the holders of the Voting Securities unless such acquisition received the prior approval of the Independent Directors.

     In connection with the Purchaser's agreement to fund the redemption of the 10% Debentures and the Company's announcement of the Purchaser's intention to make the Offer, the Company and the Purchaser amended the Standstill Agreement to permit the Purchaser to purchase Shares and Debentures pursuant to the Offer. As amended, Shares may be purchased pursuant to the Offer, but all such Shares, so long as they are held by the Purchaser Group and to the extent they exceed 49.9% of all outstanding Shares at the time in question, must be voted in the same proportion as Shares voted by Shareholders other than the Purchaser unless or until Shareholder Approval for the conversion of Series F stock into Shares is obtained or the Standstill Agreement is no longer in effect.

     The restrictions on the Purchaser under the Standstill Agreement terminate after ten years or, if earlier, upon the occurrence of certain events, including
(i) if any Person (other than the Purchaser or its Affiliates) announces an intention to commence a tender offer for more than 10% of the Voting Securities or the Company enters into an agreement (including an agreement in principle) providing for a merger or other business combination transaction involving the Company and (ii) the Purchaser's acquisition, pursuant to the Investment Agreement, the Warrant, the Company Call Option, the Purchaser Option or the conversion of Series F Stock or Series G Stock into Shares, of Shares or such other Voting Securities representing a majority of the total voting power of the Company.

Management Equity Incentive Program.

     Pursuant to the Recapitalization Agreement, the Company established the 1996 Management Equity Incentive Program (the "Incentive Plan") and reserved approximately 2.25 million Shares for sale thereunder. At the closing, the Company offered to sell 2.25 million shares (the "Management

Shares") at a per share price equal to $2.6625 per share, which price was the average of the closing prices of the Shares for the 10 trading days immediately preceding the sale to the participants in the Incentive Plan. Those persons eligible to participate in the Incentive Plan are key employees designated by the Compensation Committee of the Company Board (after consultation with the Purchaser). All of the shares issuable under the Incentive Plan have been listed for trading on AMEX.

     A condition to participating in the Incentive Plan is that the participant surrender all options to acquire Shares held by him or her. The initial participants surrendered options to acquire an aggregate of 791,680 Shares at a weighted average exercise price of $.96 per share.

     Initially, all Management Shares are restricted such that they are not subject to alienation or transfer by the participant and are subject to the Company's repurchase option as set forth below. The Management Shares "vest", thereby becoming unrestricted shares, at a rate of 1/48th per month, provided the participant remains in the continuous full-time employment of the Company. If a participant's employment with the Company is terminated within five years of the acquisition of such shares, the Company has the right to repurchase from the participant, and the participant has the right to sell to the Company, all of the participant's Management Shares which have not vested. If the participant is terminated without cause, the per share purchase price to be paid by the Company upon such repurchase will be equal to the initial per share purchase price of such shares (plus accrued interest). If the participant is terminated with cause or voluntarily terminates his or her own employment, the per share purchase price to be paid by the Company upon such repurchase will be equal to the lesser of (i) the average of the closing price on the principal securities market on which the Shares are then included for each of the 15 trading days immediately preceding the date on which the participant's employment is terminated and (ii) the initial purchase price for such shares (plus accrued interest).

     To finance the purchase of the Management Shares, the Company made available to each participant a five-year recourse loan bearing interest initially at 7.5% per annum and escalating to 8.5% per annum secured by the Shares acquired thereby. If a participant's employment with the Company is terminated within five years of the acquisition of such shares, or if the participant otherwise defaults on the loan, then the entire balance due under such participant's financing becomes due and payable.

     To secure payment of the loan, each participant entered into a pledge agreement with the Company pursuant to which all of the Management Shares acquired by the participants have been pledged to the Company. The Management Shares will be released from pledge upon payment in full of the entire amount due under the loan. If a participant's employment with the Company is terminated, as set forth above, any repurchase by the Company of Management Shares will result in a reduction in the amount owing by such participant under the loan by the applicable amount.

     The following table sets forth certain information with respect to Shares purchased pursuant to the Incentive Plan:

                       Management Equity Incentive Program

--------------------------------------------------------------------------------
          Name and Position                Dollar Value($)      Number of Shares
--------------------------------------------------------------------------------
L. Scott Demerau, Director and President     $ 1,996,875         750,000 shares
--------------------------------------------------------------------------------
Julia E. Demerau, Director
  and Executive Vice President               $   599,063         225,000 shares
--------------------------------------------------------------------------------
Executive Group                              $ 3,186,000       1,200,000 shares
--------------------------------------------------------------------------------
Non-Executive Officer Employee Group         $ 2,689,125       1,010,000 shares
--------------------------------------------------------------------------------

     The Executive Group consists of four executive officers of the Company, including L. Scott Demerau and Julia E. Demerau. There are 15 members of the Non-Executive Officer Employee Group.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) On November 5, 1996, the Company Board agreed to amend the Standstill Agreement to permit the Purchaser to make the Offer because it believed that the availability of a non-coercive liquidity option to the Company's security holders was beneficial. However, the Company Board authorized the Special Committee to review the Offer and to make a recommendation as how the Company should fulfill its obligations with respect to the tender offer, including, without limitation, its obligation to prepare and file with the Securities and Exchange Commission and mail to its shareholders a Statement on Schedule 14D-9 under the Exchange Act, disclosing the Company's position with respect to the Offer. Accordingly, on November 27, 1996, the Special Committee met by telephone and discussed the Offer and evaluated a number of factors in the course of its review of the Offer and of the Company, including, but not limited to, an analysis of certain publicly available financial statements and other information of the Company; a review of the Company's 1996 operating plan; discussions of the past and current operations and financial condition and the prospects of the Company with senior executives of the Company; a review of the historical and recent reported prices and trading activity for the Shares; and a comparison of the financial performance of the Company and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities. The Special Committee has indicated to the Company Board that it has concerns relating to the potential impact on the value and liquidity of the remaining Shares in the event of a tender offer for less than all of the Shares subject to the Offer, but that the availability of a liquidity option to the Company's shareholders at a price representing a substantial premium over the trading price for the Shares immediately before the announcement of the Offer, helped to lessen those concerns. Nonetheless, the Special Committee concluded that it would neither recommend nor oppose the Offer and, therefore, the Special Committee advised the Company Board that it chose not to take a position with respect to the Offer.

     Therefore, the Company Board was not asked to make, and has not made, any determination with respect to the Offer. A letter to shareholders communicating the Special Committee's current position with respect to the Offer is filed herewith as Exhibit (a)(2), and is incorporated by reference herein.

     (b) In reaching its determination to not take a position with respect to the Offer at this time, the Special Committee considered a number of factors, all of which were disclosed to the Company Board and are described above.

     In view of the wide variety of factors considered in connection with its review of the Offer, the Special Committee found it impractical to, and therefore did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its conclusion that it could not take a position with respect to the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer. Under the Redemption Agreement, however, the Company has agreed to pay or reimburse the Purchaser for all reasonable documented fees, costs and expenses incurred by the Purchaser in connection with the Offer, which fees, costs and expenses are currently estimated to be approximately $212,000 and are described in greater detail in the Purchaser's Offer to Purchase.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except to the extent described in Item 3(b) above, no transactions in the securities subject to the Offer have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, neither the Company's directors nor its executive officers intend to tender any of their Shares pursuant to the Offer and no such persons hold any Debentures.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Other than as set forth or referenced in Items 3(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described above, in Item 3(b), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

        None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

(a)(1) Text of Press Release issued by the Company on November 7, 1996 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1 dated November 14, 1996 filed by the Purchaser on November 15, 1996)

(a)(2) Text of Letter to Security Holders regarding the Offer Dated November 29, 1996

(c)(1) Amended and Restated Investment Agreement, dated June 5, 1996, as amended, between the Purchaser and the Company (incorporated by reference to Exhibit 1 to Amendment No. 3, dated September 26, 1996, to
        Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(2) Warrant, dated August 28, 1996, by the Company (incorporated by reference to Exhibit 2 to Amendment No. 3, dated September 26, 1996, to
        Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(3) Letters from L. Scott and Julia Demerau regarding resale of Shares, dated August 28, 1996 (incorporated by reference to Exhibit 3 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(4) Standstill Agreement, dated August 28, 1996, between the Purchaser and the Company (incorporated by reference to Exhibit 4 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(5) Registration Rights Agreement, dated August 28, 1996 (incorporated by reference to Exhibit 6 to Amendment No. 3, dated September 26, 1996, to
        Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(6) Redemption Agreement, dated November 14, 1995, between the Company and the Purchaser (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1 dated November 14, 1996 filed by the Purchaser on November 15, 1996)

(c)(7)  Pages 6-11 of the Company's Proxy Statement dated April 8, 1996

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: November 29, 1996            MOUNTASIA ENTERTAINMENT
                                    INTERNATIONAL, INC.


                                    By:/s/ BETTY M. HENDERSON
                                       ---------------------------------
                                           Betty M. Henderson
                                           Vice President and Secretary

                                  EXHIBIT INDEX


Exhibit
Number                         Description                           Page Number

(a)(1) Text of Press Release issued by the Company on November 7, 1996 (incorporated by reference to Exhibit (a)(7) to the Schedule 14D-1 dated November 14, 1996 filed by the Purchaser on November 15, 1996)

(a)(2) Text of Letter to Security Holders regarding the Offer Dated November 29, 1996

(c)(1) Amended and Restated Investment Agreement, dated June 5, 1996, as amended, between the Purchaser and the Company
        (incorporated by reference to Exhibit 1 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(2) Warrant, dated August 28, 1996, by the Company (incorporated by reference to Exhibit 2 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(3) Letters from L. Scott and Julia Demerau regarding resale of Shares, dated August 28, 1996 (incorporated by reference to
        Exhibit 3 to Amendment No. 3, dated September 26, 1996, to
        Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(4) Standstill Agreement, dated August 28, 1996, between the Purchaser and the Company (incorporated by reference to Exhibit 4 to Amendment No. 3, dated September 26, 1996, to
        Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(5)  Registration Rights Agreement, dated August 28, 1996
        (incorporated by reference to Exhibit 6 to Amendment No. 3, dated September 26, 1996, to Schedule 13D filed by the Purchaser and certain of its affiliates on June 17, 1996)

(c)(6) Redemption Agreement, dated November 14, 1995, between the Company and the Purchaser (incorporated by reference to Exhibit (c)(6) to the Schedule 14D-1 dated November 14, 1996 filed by the Purchaser on November 15, 1996)

(c)(7)  Pages 6-11 of the Company's Proxy Statement dated April 8,
        1996